

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

Via E-mail
Anthony D. Somma
Chief Financial Officer
Westar Energy, Inc.
818 South Kansas Avenue
Topeka, Kansas 66612

      Re: Westar Energy, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed February 28, 2013
              File No. 1-3523

Dear Mr. Somma:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ James Allegretto

                                  James Allegretto
                                  Senior Assistant Chief Accountant

cc: Larry Irick
        General Counsel